UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of September 2026

Commission File Number: 001-38836

BIOCERES CROP SOLUTIONS CORP.

(Translation of registrant’s name into English)

Ocampo 210 bis, Predio CCT, Rosario

Province of Santa Fe, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                              Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

This Form 6-K is incorporated by reference into the Company’s registration statements on Form F-3 (Registration No. 333-284195) and Form S-8 (Registration Nos. 333-271941 and 333-266333).

Legal Proceedings Update

Bioceres Crop Solutions Corp. (the “Company”) informs that, on September 18, 2026, the Supreme Court of the State of New York, County of New York (Schecter, J.) heard oral argument in Jasper Lake Ventures One LLC, et al. v. Bioceres Crop Solutions Corp., et al., Index No. 659704/2025, on Plaintiffs’ Motion for Summary Judgment on Damages (Motion Seq. 011).  The Court granted Plaintiffs' motion, awarding damages in the amounts set forth in Plaintiffs’ motion papers, including per diem interest from July 23, 2026, until judgment is entered, plus $1.4 million in costs and attorneys’ fees owed jointly and severally by all Defendants.  The Company and the Guarantor Defendants intend to appeal the Court’s ruling.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOCERES CROP SOLUTIONS CORP.
(Registrant)

Dated: September 18, 2026	By:	/s/ Federico Trucco
	Name:	Federico Trucco
	Title:	Chief Executive Officer